Exhibit 99.2

China Digital TV Holding Co., Ltd.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 27, 2014

INTRODUCTION

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the Annual General Meeting of Shareholders (the “Annual General Meeting”) of the Company to be held at Company office, 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Republic of China, at 10:00 a.m., Beijing time, and at any adjournments or postponements of the Annual General Meeting.

The Board of Directors has established October 30, 2014 as the date used to determine those record holders of the Company’s ordinary shares to whom the notice of the Annual General Meeting will be sent (the “Shareholders Record Date”). The Board of Directors has also established October 30, 2014 as the date used to determine those record holders of the Company’s American Depositary Shares (the “ADSs”) to whom the notice of the Annual General Meeting will be sent (the “ADS Holders Record Date”). If you properly cast your vote by executing and returning the enclosed proxy card (and, in the case of shareholders, if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card appointing the Chairman of the Annual general Meeting as your proxy but do not give instructions as to how to vote, your proxy will be voted FOR the proposal described in this proxy statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to Mr. Nan Hao at the Company, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of the Annual General Meeting no later than two hours prior to the commencement of the Annual General Meeting or of any adjournments or postponements of the Annual General Meeting. The attendance at the Annual General Meeting in person by a shareholder will automatically revoke any proxy given.

Quorum and Voting Requirements

Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative holding shares representing in the aggregate no less than one third in nominal value of the total outstanding voting shares in the Company will constitute a quorum for all purposes.

The affirmative vote of two-thirds of the outstanding voting shares present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative is required to approve special resolutions. The affirmative vote of a majority of the outstanding voting shares present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative is required to approve ordinary resolutions.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. The Company will reimburse the depositary bank for the ADSs, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

Annual Report

A copy of the Company’s Annual Report for the fiscal year of 2013 is available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute proxy soliciting material.

PROPOSALS

-	Ordinary Resolution to Re-elect Jianhua Zhu as a Class I Director
-	Ordinary Resolution to Re-elect Zengxiang Lu as a Class I Director

Our Board of Directors currently consists of six members, each serving a three-year term. The terms of the directors are staggered. Two directors’ terms expire at this year’s Annual General Meeting and are eligible for re-election at the Annual General Meeting. The Board of Directors has nominated the incumbent directors, Jianhua Zhu and Zengxiang Lu, for new terms to expire at the Annual General Meeting of Shareholders of the Company to be held in 2017.

Jianhua Zhu, one of our founders, has served as the chairman of our board of directors from November 2008 to June 2014 and as chief executive officer of our company from December 2006 to June 2014 and has been a director since 2004. He was the chairman of our board of directors from 2004 until December 2006. From 2001 until 2004, Mr. Zhu was general manager of N-T Information Engineering. From 1998 until 2001, he was deputy general manager of N-T Information Engineering. He has also been the supervisor of N-T Information Engineering since 2006. Mr. Zhu was the executive director of Guangdong R&D prior to April 2010. He worked at the China Technology Import and Export Corp. from 1994 until 1997. Mr. Zhu holds bachelor’s and master’s degrees in precision instrumentation from Tsinghua University.

Dr. Lu, one of our co-founder, has been a board member since 2004. He was chairman of our board of directors and our chief strategy officer from December 2006 until November 2008 and chief executive officer from 2004 until December 2006. Dr. Lu was also the director of the Guangdong Digital Media Research Institute from 2005 until 2007. Dr. Lu worked on the development of CA systems at Tsinghua Tongfang from 1999 to August 2001. He was deputy general manager of N-T Information Engineering from August 2001 until 2004, and has served on the board of N-T Information Engineering since 1998. Dr. Lu holds a bachelor's degree in automation and a Ph.D. in signal processing from Tsinghua University.

The Board of Directors recommends a vote FOR the re-election of Jianhua Zhu and Zengxiang Lu.

OTHER MATTERS

As of the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

/s/ Zengxiang Lu
Zengxiang Lu
Chairman and Chief Executive Officer
Beijing, China